September 9, 2010

By EDGAR Transmission

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Americom Networks International, Inc. Registration Statement on Form SB-2 Filed on December 21, 1999 File No. 333-93233

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933 (the "Securities Act"), TEC Technology, Inc. (the "Registrant") hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registration Statement on Form SB-2 of Americom Networks International, Inc., the Registrant’s predecessor company, originally filed with the Commission on December 21, 1999, as subsequently amended, together with all exhibits thereto (the "Registration Statement"). The filing has not been declared effective. No securities have been sold or issued pursuant to the Registration Statement, and the Registrant does not intend to sell or issue any securities in connection therewith.

The Registrant also requests that, in accordance with Rule 457(p) promulgated under the Securities Act, all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account for future use.

Upon grant of the Commission’s consent, please provide a facsimile copy of the written order consenting to the withdrawal of the Registration Statement to Joseph R. Tiano, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our U.S. securities counsel at (202) 663-8007.

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Xinqiao Industrial Park, Jingde County, Anhui Province, 242600, People’s Republic of China; Tel. (86) 563 8023488

Division of Corporation Finance
September 9, 2010

If you have any questions with respect to this matter or if you would like to discuss any other matters regarding the Registrant, please contact the undersigned at (86) 563 8023488 or Mr. Tiano at (202) 663-8233.

Very truly yours,

TEC TECHNOLOGY, INC.

By: /s/ Chun Lu
Name: Chun Lu
Title: Chief Executive Officer

cc: Joseph R. Tiano, Esq.
Dawn M. Bernd-Schulz, Esq.
Pillsbury Winthrop Shaw Pittman LLP
2300 N Street, N.W.
Washington, D.C. 20037-1122